Mountain Valley Spring Company

150 Central Avenue

Hot Springs National Park, Arkansas 71901

VIA EDGAR AND OVERNIGHT DELIVERY

April 1, 2014

Untied State Securities and Exchange Commission

Division of Corporation Finance

Attention: Mara L. Ransom, Assistant Director

100 F. Street N.E.

Washington, DC 20549

Re:                             Mountain Valley Spring Company

Withdrawal of Registration Statement on Form S-1

Filed December 2, 2011

File No. 333-178292

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Mountain Valley Spring Company (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-178292), originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2011, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and no shares of the Registrant’s common stock have been sold under the Registration Statement. The Registrant has elected to withdraw the Registrant Statement because it does not desire to pursue an offering of its securities at this time.

The Registrant requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact James B. Speed III, CEO of the Registrant, at 501-624-1635.

Sincerely,

Mountain Valley Spring Company

By:	/s/ James B. Speed III
James B. Speed III
Chief Executive Officer